                                                        EXHIBIT 8.04

                    [ICE MILLER DONADIO & RYAN LETTERHEAD]




                                 May 19, 1995





Board of Directors
Meadowvale Skilled Care Center, Inc.
9200 Keystone Crossing, Suite 800
Indianapolis, Indiana 46240

Dear Board of Directors:


        We have acted as counsel to Meadowvale Skilled Care Center, Inc., an Indiana corporation ("Meadowvale"), in connection with the proposed exchange of shares of Common Stock of Meadowvale ("Meadowvale Common Shares") for shares of Common Stock of The Hillhaven Corporation ("Acquiror") pursuant to the Amended and Restated Agreement and Plan of Share Exchange and Agreements to Assign Partnership Interests by and among Acquiror, Meadowvale, Nationwide Care, Inc., an Indiana corporation ("Nationwide"), Phillippe Enterprises, Inc., an Indiana corporation ("PEI") (Nationwide, PEI and Meadowvale are collectively referred to as the "Targets"), the partners of Camelot Care Centers, an Indiana general partnership ("Camelot"), the partners of Shangri-La Partnership, an Indiana general partnership and the limited partners of Evergreen Woods, Ltd., a Florida limited partnership ("Evergreen") (Camelot and Evergreen are collectively referred to as the "Partnerships"), dated as of February 27, 1995 (the "Reorganization Agreement"); and the documents executed and delivered in connection therewith (collectively with the Reorganization Agreement, the "Transaction Documents"). Pursuant to the Reorganization Agreement, each of the Meadowvale shareholders will exchange their Meadowvale Common Shares for Acquiror Common Shares (the "Share Exchange"). Our opinions hereinafter set forth are given pursuant to Section 9.11 of the Reorganization Agreement. Terms which are not defined herein and are used with initial capitalization when the rules of grammar would not otherwise so require and which are defined in the Transaction Documents shall have the meanings assigned to such terms in the Transaction Documents.

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Board of Directors

May 19, 1995

Representations of the Facts

        In connection with our opinions hereinafter set forth, the parties to the Reorganization Agreement have represented to us and advised us of the following facts:



        Meadowvale is owned by seven shareholders. Meadowvale owns a 120 bed long-term care center in Indiana leased by Nationwide. The capital structure of Meadowvale consists of 3,000 authorized Meadowvale Common Shares, without par value, all of which are issued and outstanding. Meadowvale has no subsidiaries. There are no outstanding options or warrants to purchase Meadowvale Common Shares or outstanding securities or other instruments convertible into Meadowvale Common Shares or which constitute equity under general principles of federal tax law, and no such options, warrants, securities, instruments, or rights have been or will be issued or cancelled in contemplation of the Share Exchange.



        Prior to the Effective Time, Meadowvale will transfer the Residence to Cheesman, and repay to Cheesman the debt owed by Meadowvale to Cheesman. These payments shall be made directly by Meadowvale out of its own funds and without reimbursement directly or indirectly from Acquiror.



        Acquiror and its subsidiaries operate nursing centers, pharmacies and retirement housing communities. The capital structure of Acquiror consists of 60 million authorized shares of voting Common Stock, par value $.75 per share (the "Acquiror Common Shares"), of which approximately 32,824,863 are outstanding; 25 million authorized shares of preferred stock, par value $0.15 per share, of which the following series have been designated: 3 million authorized shares of Series A Preferred Stock, of which no shares are outstanding; 950 authorized shares of Series B Convertible Preferred Stock, of which 618 shares have been designated as Subseries 1, of which no shares are outstanding; 35,000 authorized shares of Series C Preferred Stock, par value $0.15 per share, all of which are outstanding; and 300,000 authorized shares of Series D Preferred Stock, par value $0.15 per share, of which approximately 63,403 are outstanding.



        Other than the transfer of the Residence to Cheesman, there have been and will be no distributions to any of the Meadowvale shareholders with respect to their Meadowvale stock in contemplation of the Share Exchange, and no Meadowvale stock has been or will be sold, redeemed or otherwise disposed of in contemplation of the Share Exchange. Meadowvale shareholders are entitled to dissenters' rights in connection with the proposed Share Exchange. Any payments to dissenters in connection with the Share Exchange shall be made by Meadowvale out of its own funds without reimbursement directly or indirectly from Acquiror.

Board of Directors

May 19, 1995

        The Transaction Documents provide that all of the Meadowvale Common Shares will be exchanged solely for Acquiror Common Shares. The Share Exchange was approved by the Board of Directors of Meadowvale on April 12, 1995, and is subject to the approval of, and we assume will be approved by, the holders of a majority of the outstanding shares of Meadowvale at a duly called and held meeting of the Meadowvale shareholders on or about June 23, 1995. The Share Exchange was approved by the Board of Directors of Acquiror on April 12, 1995, and does not require the approval of the Acquiror shareholders.


        At the Effective Time, all of the outstanding Meadowvale Common Shares will be exchanged for that number of Acquiror Common Shares determined in accordance with the Reorganization Agreement, rounded to the nearest whole share. Other than Acquiror Common Shares, there will be no cash or other property exchanged in the Share Exchange.


        At the Effective Time, the Partnership Interests shall be assigned to Nationwide. The Partnership Interests have no value and they do not represent liabilities. None of the Acquiror Common Shares are being transferred pursuant to the Reorganization Agreement in exchange for such Partnership Interests. The shareholders of the Targets and the Partners of the Partnerships were not the primary obligors with respect to the obligations which they personally guaranteed and which will be released prior to the Share Exchange. The Target Common Shares held by the Partners and by the guarantors shall be valued in the Share Exchange in the same manner as the other Target Common Shares. Any debts owed by any Partnership to any of the Target shareholders shall be paid by Nationwide out of its own funds without reimbursement directly or indirectly from Acquiror.
Acquiror is making no payment of cash or Acquiror Common Shares or other property or assuming any liabilities in connection with or pursuant to the assumption of the Partnership Interests, releases of guarantees or the Noncompetition Agreements, and will not directly or indirectly reimburse Nationwide for any such payment.



        The Acquiror, Vencor, Inc., a Delaware corporation ("Vencor"), and Veritas Holdings Corp., a Delaware corporation and wholly-owned subsidiary of Vencor ("Veritas"), entered into an Agreement and Plan of Merger dated as of April 23, 1995, pursuant to which Acquiror will be merged with and into Veritas (the "Merger") in a reorganization described in Sections 368(a)(1)(A) and 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended (the "Code").


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Board of Directors

May 19, 1995

In the Merger, Acquiror shareholders will receive only Vencor voting Common Shares and cash in lieu of fractional shares. We have also assumed that no Meadowvale shareholders will dissent from and to the Merger. The Merger is not a condition to, integrated with, nor interdependent upon, the Share Exchange, and that the Merger may not occur and, if it occurs, it will have independent, meaningful economic significance, and will be undertaken for valid business purposes apart from federal income taxes. We express no opinion as to the effect of the Merger on the Share Exchange, and our opinions herein are based on the assumption that the Merger will have no effect on the Share Exchange.


Scope of Investigation

        In connection with our opinions hereinafter set forth, we have investigated such questions of law as we have deemed necessary or appropriate for purposes of this opinion. We have also examined the following documents:

        1.      The Transaction Documents;

        2. The Agreement Among Shareholders of Meadowvale to be executed on or before the Closing ("Agreement Among Shareholders");


        3. The Certificate executed by Meadowvale on May 18, 1995 and delivered by Meadowvale to us (the "Meadowvale Certificate"); and


        4. The Certificate executed by Acquiror of even date herewith and delivered by Acquiror to us ("Acquiror Certificate").

        As to questions of fact material to our opinion, we have relied exclusively, without independent investigation, upon the statements and representations of Meadowvale, the Meadowvale shareholders, and Acquiror, and our opinions are limited by the facts and circumstances as represented to and understood by us.

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Board of Directors

May 19, 1995

Additional Assumptions and Representations



        For purposes of our opinions hereinafter set forth, we have assumed and you have represented that: (1) all of the terms of the Share Exchange are contained in the Transaction Documents, and the Share Exchange will be consummated in accordance with the terms, conditions, and other provisions of the Transaction Documents; (2) as of the Effective Time, all applicable federal and state regulatory approvals and other approvals necessary to consummate the Share Exchange will have been received and will be in full force and effect, and all applicable waiting periods will have expired; and (3) all of the factual information, descriptions, representations, and assumptions set forth in the "Representations of the Facts," the Transaction Documents, the Form S-4 Registration Statement filed with the Securities and Exchange Commission on April 14, 1995 in connection with the Share Exchange as amended (the "Registration Statement"), and in the certificates and agreements identified above are accurate and complete in all respects and will be accurate and complete in all respects at the time the Registration Statement becomes effective and at the Effective Time.



        In our examinations, we have assumed the genuineness of all documents submitted to us as originals and the conformity with the original documents of all documents submitted to us as copies. In addition, we have assumed: (1) the genuineness of all signatures; (2) the legal capacity of all natural persons and the power and authority of all parties to execute and deliver such documents; (3) the due authorization, execution and delivery of the documents by all parties thereto; and (4) that the documents are legal, valid and binding as against all parties. We have assumed that the Agreement Among Shareholders will be executed prior to closing in good faith and delivered by the holders of shares of Meadowvale stock as indicated thereon. We have also assumed that the certificates identified above were executed and delivered in good faith by Meadowvale and the Acquiror.



        You have represented the following which we have assumed with your permission without independent investigation:


        1. The fair market value of the Acquiror Common Shares received by each Meadowvale shareholder will be approximately equal to the fair market value of the Meadowvale Common Shares surrendered in exchange therefor.


        2. Except for the possibility of the Merger, there is no plan or intention by the Meadowvale shareholders who own one percent or more of the shares of Meadowvale, and, to the best of the knowledge of the management of Meadowvale, except for the Merger, there is no plan or intention on the part of the remaining shareholders

Board of Directors

May 19, 1995
                of Meadowvale to sell, exchange, pledge, or otherwise dispose of a number of Acquiror Common Shares received in the Share Exchange (or Vencor voting Common Shares received in the Merger) that would reduce Meadowvale shareholders' ownership of such Acquiror Common Shares (or Vencor voting Common Shares) to a number of shares having an aggregate value, as of the Effective Time (and as of the effective time of the Merger), of less than 50 percent of the value of all of the formerly outstanding Meadowvale Common Shares as of the same dates. For purposes of this assumption, Meadowvale Common Shares surrendered by dissenters will be treated as outstanding Meadowvale Common Shares at the Effective Time. Moreover, Meadowvale Common Shares and Acquiror Common Shares (or Vencor voting Common Shares) held by Meadowvale shareholders and otherwise sold, redeemed, or disposed of prior or subsequent to the Share Exchange will be considered in making this assumption. Other than the distribution of the Residence to Cheesman, there have not been and will be no distributions to any Meadowvale shareholders with respect to their Meadowvale Common Shares (or Vencor Voting Common Shares) made in contemplation of the Share Exchange (or the Merger), and no Meadowvale Common Shares (or Vencor Voting Common Shares) have been or will be sold, redeemed or otherwise disposed of in contemplation of the Share Exchange (or the Merger). Moreover, for purposes of this representation, the value of all of the formerly outstanding Meadowvale Common Shares as of the Effective Time (and as of the effective time of the Merger) will be determined as if the transfer of the Residence to Cheesman did not occur.


        3. Acquiror will acquire the Meadowvale Common Shares solely in exchange for Acquiror voting stock (Acquiror Common Shares). For purposes of this representation, Meadowvale Common Shares redeemed for cash or other property furnished by Acquiror will be considered as acquired by Acquiror. Further, no liabilities of Meadowvale or the Meadowvale shareholders will be assumed by Acquiror, nor will any of the Meadowvale Common Shares be subject to any liabilities.

        4. At the Effective Time, Meadowvale will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in Meadowvale that, if exercised or converted, would affect Acquiror's acquisition or retention of control of Meadowvale, as defined in Code Section 368(c).

        5. Meadowvale will pay its dissenting shareholders the value of their stock out of its own funds. No funds will be supplied for that purpose, directly or indirectly, by Acquiror, nor will Acquiror directly or indirectly reimburse Meadowvale for any payments to dissenters.

Board of Directors

May 19, 1995

         6. The liabilities of Meadowvale were incurred by Meadowvale in the ordinary course of its business.

         7. Meadowvale, Acquiror, and the Meadowvale shareholders will pay their respective expenses, if any, incurred in connection with the Share Exchange.

         8. There is no intercorporate indebtedness existing between Acquiror and Meadowvale that was issued, acquired, or will be settled at a discount.


         9. Neither Meadowvale nor Acquiror is an investment company as defined in Code Sections 368(a)(2)(F)(iii) and 368(a)(2)(F)(iv).

        10. Neither Meadowvale nor Acquiror is under the jurisdiction of a court in a Title 11 or similar case within the meaning of Code
                Section 368(a)(3)(A).

        11. At the Effective Time, the fair market value of the assets of Meadowvale will exceed the sum of its liabilities, plus the amount of liabilities, if any, to which the assets are subject.

        12. None of the compensation received by any shareholder who is an employee of Meadowvale or any other Target will be separate consideration for, or allocable to, any of such shareholder's Meadowvale Common Shares. None of the Acquiror Common Shares received by any shareholder who is an employee of Meadowvale or any other Target will be separate consideration for, or allocable to, any employment agreement. The compensation paid to any shareholder who is an employee of Meadowvale or any other Target will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services.



        13. The Share Exchange is being effected for bona fide business reasons, including without limitation the reasons set forth in the Registration Statement and for the reasons that Acquiror and its subsidiaries have looked for growth opportunities which would increase their percentage share of the nursing care market while increasing their operating efficiencies by achieving economies of scale as a larger service provider. Due in part to the proximity of the service areas, Acquiror determined that Meadowvale represented such an opportunity and expressed an interest in combining the resources of the companies. Acquiror believes that a



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Board of Directors

May 19, 1995
                combination of their operations with Meadowvale will provide increased opportunity and flexibility for profitable expansion and diversification, will enhance their ability to provide more efficient and dependable service, and will result in operating efficiencies and cost savings.

                Meadowvale has looked for opportunities to expand its nursing care operations and increase its operating efficiencies. Meadowvale also recognizes that some of its senior management executives, who are both officers and directors, are approaching retirement age, and others have expressed a desire to reduce or discontinue their role in the management of Meadowvale. Consequently, Meadowvale, in considering business expansion opportunities, has looked for businesses with strong senior management with experience in the nursing care industry. Meadowvale determined that Acquiror offers an opportunity for it to meet these objectives. Meadowvale believes that a combination of its operations with Acquiror will provide increased opportunity and flexibility for profitable expansion and diversification, will enhance its ability to provide more efficient and dependable service, and will result in operating efficiencies and cost savings.


        14. Following the Share Exchange, Meadowvale will not issue additional shares of its stock that would result in Acquiror losing control of Meadowvale within the meaning of Code Section 368(c).

        15. Acquiror has no plan or intention to reacquire any of its stock issued in the Share Exchange.

        16. Acquiror has no plan or intention to liquidate Meadowvale or any subsidiary of Meadowvale; to merge Meadowvale or any subsidiary of Meadowvale with and into another corporation;
                to cause or permit Meadowvale to sell or otherwise dispose of any of its assets, or the assets of any subsidiary of Meadowvale, except for dispositions made in the ordinary course of business; or to sell or otherwise dispose of the stock of Meadowvale or any subsidiary of Meadowvale except for transfers described in Code Section 368(a)(2)(C).

        17. Following the Share Exchange, Meadowvale will continue its historic business or use a significant portion of its historic business assets in a business.

        18. Acquiror does not own, directly or indirectly, and has not owned during the past five years, directly or indirectly, any Meadowvale shares, including any

Board of Directors

May 19, 1995
                ownership by any Acquiror subsidiary. Acquiror will not acquire, directly or indirectly, any Meadowvale Common Shares prior to the Effective Time.



        19. The payment of cash in lieu of fractional Vencor Common Shares is solely for the purpose of avoiding the expense and inconvenience to Vencor of issuing fractional Vencor Common Shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the Merger to the shareholders of Acquiror instead of issuing fractional Vencor Common Shares will not exceed one percent of the total consideration that will be issued in the Merger for their Acquiror Common Shares. The fractional share interest of each of the shareholders of Acquiror will be aggregated and no shareholders of Acquiror will receive cash in an amount equal to or greater than the value of one full Vencor Common Share.



        20. To the extent that a portion of the Acquiror Common Shares issued in exchange for the Meadowvale Common Shares will be placed in escrow by the Meadowvale shareholders and will be made subject to a condition pursuant to the Reorganization Agreement and the Escrow Agreement and Supplemental Escrow Agreement, for possible return to Acquiror under specified conditions: (a) there is a valid business reason for establishing the arrangement in that the escrow is a mechanism to accomplish an exchange price adjustment, bargained for at arm's-length, in the event of a breach by Meadowvale; (b) the Acquiror Common Shares subject to such arrangement will appear as issued and outstanding on the balance sheet of Acquiror and such Acquiror Common Shares will be legally outstanding under applicable state law; (c) all dividends paid on such Acquiror Common Shares will be distributed currently to Meadowvale shareholders; (d) all voting rights of such Acquiror Common Shares will be exercisable by or on behalf of Meadowvale shareholders or their authorized agent; (e) no such Acquiror Common Shares will be subject to restrictions requiring their return to Acquiror because of death, failure to continue employment, or similar restrictions; (f) all such Acquiror Common Shares will be released from the arrangement within five years from the date of consummation of the Share Exchange (except where there is a bona fide dispute as to whom the Acquiror Common Shares should be released); (g) at least 50 percent of the number of each class of Acquiror Common
                Shares issued initially to Meadowvale shareholders will not be subject to the arrangement; (h) the return of the Acquiror Common Shares will not be triggered by an event the occurrence or nonoccurrence of which is within the control of Meadowvale shareholders; (i) the


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Board of Directors

May 19, 1995
                return of Acquiror Common Shares will not be triggered by the payment of additional tax or reduction in tax paid as a result of an Internal Revenue Service audit of Meadowvale shareholders or the corporations either (i) with respect to the Share Exchange, or (ii) when the Share Exchange involves persons related within the meaning of Code Section 267(c)(4); and (j) the mechanism for the calculation of the number of Acquiror Common Shares to be returned is objective and readily ascertainable.




        21. The purpose of the Acquiror rights plan is to provide a mechanism by which Acquiror, a publicly traded corporation, can, in the future, provide shareholders with rights to purchase Acquiror stock at substantially less than fair market value as a means of responding to unsolicited offers to acquire Acquiror. The plan provides that in the event of an unsolicited offer in the future to acquire Acquiror under certain circumstances (a "triggering event"), the Acquiror shareholders will have the right to purchase Acquiror stock. The rights may be redeemed at any time by Acquiror without Shareholder approval until they become exercisable for one cent per right. Until a triggering event, the rights are not exercisable or separately tradeable, transferrable, or detachable, nor are they represented by any certificate other than the Acquiror Common Share certificate. Until a triggering event and then a "flip-in" or "flip-over" event occur, the exercise price is anticipated to exceed the value of the Acquiror stock at all times during the life of the right. The likelihood that the rights would, at any time, be exercised is both remote and speculative. No event has occurred, or is anticipated to occur, that would make the rights exercisable.




Opinion

        Based upon and subject to the foregoing, and subject to the qualifications, limitations, and assumptions set forth in this letter, we are of the opinion that:

        (a) the Share Exchange will constitute a reorganization within the meaning of Code Section 368(a)(1)(B), in which Meadowvale and Acquiror will each be a "party to a reorganization" within the meaning of Code Section 368(b).

        (b) No gain or loss will be recognized by the Meadowvale shareholders to the extent Meadowvale Common Shares are exchanged solely for Acquiror Common Shares pursuant to the Share Exchange. Code Section 354(a)(1).

Board of Directors

May 19, 1995

        (c) No gain or loss will be recognized by Meadowvale to the extent Meadowvale Common Shares are exchanged by the Meadowvale shareholders solely for Acquiror Common Shares pursuant to the Share Exchange. Rev. Rul. 57-278, 1957-1 C.B. 124.


        (d) The basis of the Acquiror Common Shares received by the Meadowvale shareholders in exchange for their Meadowvale Common Shares will be the same, in each instance, as the basis of the Meadowvale Common Shares surrendered in exchange therefor.
                Code Section 358(a)(1).

        (e) The holding period of the Acquiror Common Shares received by the Meadowvale shareholders in exchange for their Meadowvale Common Shares will include, in each instance, the holding period of the Meadowvale Common Shares surrendered in exchange therefor, provided the Meadowvale Common Shares were held by such shareholder as a capital asset on the date of the exchange. Code Section 1223(1).



        The opinions set forth in this letter are limited to the foregoing federal income tax consequences of the Share Exchange and are based solely on, and are limited to, the federal income tax laws of the United States of America. We express no opinion as to any other federal laws, or any foreign, state, or local laws, and we express no opinion as to any federal, state or other tax consequences of the other aspects of the Share Exchange, including without limitation the assignment of the Partnership Interests, the release of any guarantees, the transfer of the Residence to Cheesman, the repayment of the Cheesman Note, the extension or repayment of any loan by Nationwide to Meadowvale, the payments, if any, to dissenters, and the return of escrowed shares to Acquiror. We also express no opinion as to the effect of the Merger on the Share Exchange.



        The opinions expressed in this letter speak as to the documents, facts, and the law in existence as of the date hereof and at no time subsequent hereto. No opinion is expressed in this letter concerning the tax treatment of the Share Exchange under other provisions of the Code and regulations adopted thereunder or under foreign, state or local law, or as to the tax treatment of any conditions existing at the time of, or the effects resulting from, the Share Exchange that are not specifically covered above.

        We assume no obligation to update our opinions for any deletions, additions, or modifications to any laws applicable to the Share Exchange subsequent to the date hereof. The opinions expressed herein are matters of professional judgment and are not a guarantee of results.

Board of Directors

May 19, 1995
Page 12





        The opinions expressed in this letter are solely for the benefit of the addressee hereof in connection with the transactions provided for in, or contemplated by, the Transaction Documents. Because tax consequences can vary among shareholders due to each shareholder's unique circumstances, each PEI shareholder should consult such shareholder's own tax advisor for assurance as to the particular tax consequences to such shareholder as a result of the Share Exchange.



        The opinions expressed in this letter are issued upon the condition and understanding that the opinions expressed herein will be updated prior to Closing, and that this letter will be superseded by such updated opinions and this letter will thereby be rendered null and void.



        The opinions expressed in this letter may not be used for any other purpose or otherwise distributed or relied upon by any person. Except for reproductions for inclusion in transcripts of the documentation relating to the Transaction Documents, and for inclusion in the Registration Statement on Form S-4 (Registration No. 33-58641) and the related Prospectus/Information Statement of The Hillhaven Corporation for registration of 5,500,000 shares of its common stock, to which such inclusion we hereby consent, this opinion may not be quoted or reproduced, in whole or in part, in any other document without our prior written consent.


                                        Very truly yours,


                                        /S/ ICE MILLER DONADIO & RYAN